Contact

www.linkedin.com/in/
erindevinemartin (LinkedIn)

Top Skills

Design Thinking
Product Strategy
Facilitation

Honors-Awards

Beta Gamma Sigma International
Honor Society

Erin Devine Martin

Product Leader | Founder | MBA
Charlotte Metro

Summary

As Director of Product at Brightwell, I lead product strategy for global payments, building solutions that simplify how money moves across borders. I work with a talented team that thrives on solving complex challenges, and I'm energized by the journey of turning "0 to 1" ideas into products that scale.

When not immersed in fintech, I'm the Co-Founder & CEO of Pump For Joy, a startup on a mission to make breast pumping less daunting for working moms. We're designing the world's first biodegradable breastmilk collection kits, giving moms a guilt-free, convenient option when pumping away from home. Follow the (crazy) journey at www.pumpforjoy.com!

Think there's an opportunity for us to collaborate? I'd love to connect and see what we can accomplish together.

Experience

Brightwell
Director of Product
May 2024 - Present (1 year 5 months)

Pump For Joy
Co-Founder & CEO
January 2024 - Present (1 year 9 months)
Davidson, North Carolina, United States

Method
Staff Product Manager
October 2023 - May 2024 (8 months)
Charlotte Metro

Three Five Two

8 years 6 months

Director of Product Management / Innovation
July 2020 - October 2023 (3 years 4 months)
Atlanta Metropolitan Area

Senior Strategist, Innovation
March 2018 - July 2020 (2 years 5 months)
Greater Atlanta Area

Product Marketing Strategist
May 2015 - March 2018 (2 years 11 months)
Atlanta, Georgia, United States

Nurun
Marketing Services Coordinator
November 2013 - December 2014 (1 year 2 months)
Greater Atlanta Area

Response Mine Interactive
Junior Media Manager | Digital Marketing Leadership Program
June 2012 - November 2013 (1 year 6 months)
Atlanta, GA

Rotational leadership development program designed to train professionals
with senior leadership potential across all agency departments, including
Search Engine Optimization, Paid Search, Media & Conversion, Analytics, and
Account Management.

Education

Kennesaw State University - Michael J. Coles College of Business
Master of Business Administration - MBA · (2020 - 2022)

Wake Forest University School of Business
Bachelor of Science, Business and Enterprise Management · (2008 - 2012)

General Assembly
Web Development Immersive (WDI) · (2017 - 2017)